Exhibit (a)(1)(H)
Stock Option Exchange Decline Confirmation
Dear Employee
We show that you have elected not to tender one or more of your eligible option grants pursuant to Flextronics’s offer to exchange certain of your stock options for replacement options.

		Exercise	Total Number Of
Original	Option	Price Per	Outstanding	Election to
Grant Date	Number	Share	Shares	Tender?
		$		No
We want to make sure that you understand that your election means that you have declined to exchange some or all of your eligible option grants, and that if you do not change this election you will retain such option grants with their present terms, including exercise prices, vesting schedules and other terms and conditions.
If the above is not your intent, we encourage you to log back into the exchange offer website to change your election before 2:00 p.m., Pacific Time on August 11, 2009, unless we extend the expiration date of the exchange offer. If we extend the exchange offer beyond this deadline, we will notify you of the extension. After the exchange offer ends, you cannot change your election and the last election that we received from you before the deadline will be final. You can change an election by following the instructions on the exchange offer website at https://flextronics.equitybenefits.com, or by properly completing a new paper election form.
Should you have any questions, please feel free to contact Flextronics’s Exchange Offer Hotline at 1-408-956-6731 or by email to Stock Administration at stock.admin@flextronics.com.
The complete terms and conditions of the exchange offer are described in the Offer to Exchange Certain Stock Options for Replacement Stock Options, dated as of July 14, 2009, which you can access at https://flextronics.equitybenefits.com.